Exhibit 99.3

ITEM 1--BUSINESS--THE COMPANY--RISK FACTORS
(from the Annual Report on Form 10-K of CarrAmerica Realty Corporation for the year ended December 31, 1998)

RISK FACTORS

     In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in our securities.

OUR PERFORMANCE IS SUBJECT TO RISKS ASSOCIATED WITH REAL ESTATE INVESTMENT

     We are a real estate company that derives most of its income from the ownership and operation of office buildings. There are a number of factors that may adversely affect the income that our properties generate, including the following:

     Economic Downturns. Downturns in the national economy, or in regions or localities where our properties are located, generally will negatively impact the demand for office space.

     Oversupply of Office Space. An oversupply of space in markets where we own office properties making it more difficult for us to lease space at attractive rental rates would typically cause rental rates and occupancies to decline.

     Competitive Properties. If our properties are not as attractive to tenants (in terms of rents, services or location) as other properties that are competitive with ours, we could lose tenants to those properties, or could have to reduce our rental rates to compensate for that disparity.

     Renovation Costs. In order to maintain the quality of our office buildings and successfully compete against other properties, we periodically have to spend money to repair and renovate our properties.

     Tenant Risk. Our performance depends on our ability to collect rent from our tenants. While no tenant in our portfolio accounted for more than 5% of our rental revenue as of December 31, 1998, the Company's financial position may be adversely affected by financial difficulties experienced by a major tenant, or by a number of smaller tenants, including bankruptcies, insolvencies or general downturns in business.

     Reletting Costs. As leases expire, we try to either relet the space to an existing tenant or attract a new tenant to occupy the space. In either case, we likely will incur significant costs in the process. In addition, if market rents have declined since the time the expiring lease was entered into, the terms of any new lease signed likely will not be as favorable to us as the terms of the expiring lease, thereby reducing the income earned from that space.

     Regulatory Costs. There are a number of government regulations, including zoning and tax laws, that apply to the ownership and operation of office buildings. Compliance with existing and newly adopted regulations often requires us to spend a significant amount of money on our properties.

     Fixed Nature of Costs. Most of the costs associated with owning and operating an office building are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

     Environmental Problems Are Possible and Can Be Costly. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. The

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presence of or failure to clean up contamination may adversely affect our ability to sell or lease a property or to borrow using a property as collateral.

     Competition. A number of other major real estate investors with significant capital compete with us. These competitors include publicly traded REITs, private REITs, investment banking firms and private institutional investment funds.

NEW DEVELOPMENTS AND ACQUISITIONS MAY FAIL TO PERFORM AS EXPECTED

     Over the last few years, we have embarked on a major acquisition and development program. In deciding whether to acquire or develop a particular property, we made certain assumptions regarding the expected future performance of that property. If a number of these new properties do not perform as expected, our financial performance will be adversely affected.

     While our acquisition pace has declined significantly, we remain very active in developing office properties. New office property developments are subject to a number of risks, including construction delays, complications in obtaining necessary zoning, occupancy and other governmental permits, cost overruns, financing risks, and the possible inability to meet expected occupancy and rent levels. If any of these problems occur, development costs for a project will increase, and there may be costs incurred for projects that are not completed.

OUR USE OF DEBT SUBJECTS US TO VARIOUS FINANCING RISKS

     While we believe that we have a conservative borrowing policy, we do regularly borrow money to finance our business, particularly the acquisition and development of properties. We generally incur unsecured debt, although in many cases we will incur mortgage debt that is secured by one or more of our office buildings. There are certain risks inherent in borrowing money, including the following:

     No Limitation on Debt Incurrence. The Company's organizational documents do not limit the amount of debt the Company can incur. The degree of leverage of the Company could have important consequences, including making it more difficult for us to obtain additional financing in the future for business needs, as well as making us more vulnerable to an economic downturn.

     Possible Inability to Meet Scheduled Debt Payments. If our properties do not perform as expected, our cash flow from our properties may not be enough to make required principal and interest payments. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in loss of income and asset value. An unsecured lender could also attempt to foreclose on some of the Company's assets in order to receive payment.

     Inability to Refinance Debt. In almost every case, very little of the principal amount that we borrow is repaid prior to the maturity of the loan. We generally expect to refinance that debt when it matures, although in some cases we may pay off the loan. If principal amounts due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will be insufficient in all years to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing (such as possible reluctance of lenders to make commercial real estate loans) may result in higher interest rates and increased interest expense.

     As a general matter, we use our line of credit and cash on hand received from asset dispositions and joint ventures to finance our development and acquisition activities, with the expectation that long-term permanent financing will be obtained once the property is stabilized. If permanent debt or equity financing is unavailable on acceptable terms in the future, it may significantly restrict our development and acquisition programs.

     Financial Covenants Could Adversely Affect Our Financial Condition. The Company's credit facilities and the indentures under which the Company's senior unsecured indebtedness is issued contain financial and operating covenants, including coverage ratios and other limitations on the Company's ability to incur secured and unsecured indebtedness, sell all or substantially all of its assets and engage in mergers, consolidations and certain acquisitions. These covenants may restrict the Company's ability to engage in transactions that would otherwise be in the Company's best interests.

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OUR BUSINESS STRUCTURE HAS CERTAIN RISKS ASSOCIATED WITH IT

     A Major Stockholder Has Influence on Our Operations. SC-USREALTY owned approximately 39.9% of the outstanding shares of our common stock (36.2% on a fully diluted basis) as of March 15, 1999. No other stockholder is permitted to own more than 5% of our common stock, subject to certain exceptions. Under a Stockholders Agreement with the Company, SC-USREALTY has the right to nominate up to 40% of the directors. The Stockholders Agreement also gives SC-USREALTY certain rights that limit our ability to take certain actions and limits our ability to engage in certain transactions that may be in the best interests of other stockholders. This situation results in SC-USREALTY having a substantial influence over the affairs of the Company. This could potentially be disadvantageous to other stockholders' interests, which may not converge with the interests of SC-USREALTY.

     Certain Officers and Directors May Have Interests that Conflict with the Interests of Stockholders. Certain officers and members of the board of directors of the Company own units of limited interest partnership in Carr Realty, L.P., a partnership that owns some of the Company's properties. These individuals may have personal interests that conflict with the interests of the Company's stockholders with respect to business decisions affecting the Company and Carr Realty, L.P., such as interests in the timing and pricing of property sales or refinancings in order to obtain favorable tax treatment. The Company, as the sole general partner of Carr Realty, L.P., has the exclusive authority to determine whether and on what terms the partnership will sell or refinance an individual property, but the effect of certain transactions on these unitholders may influence decisions affecting these properties.

     We May Not Be Able to Sell Properties When Appropriate. Real estate property investments generally cannot be sold quickly. In addition, the tax laws applicable to REITs restrict our ability to dispose of certain properties. Therefore, we may be unable to vary our portfolio promptly in response to market conditions, which may adversely affect our financial position.

     Lack of Voting Control Over Some of Our Affiliates. While most of our income is generated from the ownership and operation of our office buildings, we own nonvoting interests in four affiliates that either currently produce or are expected in the future to produce significant contributions to our income. Carr Services, Inc. conducts management and leasing operations for third parties and for office buildings in which we own less than a 100% interest. CarrAmerica Development conducts fee-based development services for the Company and for third parties. OmniOffices and Omni UK are engaged in the executive suites business, providing short-term office space together with telephone answering, data processing and other office support services. As of December 31, 1998, the Company owned approximately 95% of the economic interest in each of these companies through the ownership of nonvoting common stock. The voting stock of each of these companies is owned by certain entities and individuals that have some affiliation with the Company (or, in the case of Omni UK, by OmniOffices).

     The Company owns nonvoting stock in these companies because the tax laws applicable to REITs prohibit the Company from owning more than a 10% voting interest. As a result, the Company has no right to elect the directors of these companies, and its ability to influence their operations is limited. These companies may engage in business activities that are not in the Company's best interests.

     We Depend On External Capital. To qualify as a REIT, we generally must distribute to our stockholders each year at least 95% of our net taxable income. Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for property development and acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms, if at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings.

CERTAIN FACTORS MAY INHIBIT CHANGES IN CONTROL OF THE COMPANY

     Charter and By-law Provisions. Certain provisions of our charter and by-laws may delay or prevent a change in control of the Company or other transactions that could provide our common stockholders with a premium over the then-prevailing market price of their common stock or that might otherwise be in the best interests of our stockholders. These include a staggered board of directors and the ability of our board of directors to authorize the issuance of preferred stock without stockholder approval. Also, any future series of preferred

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stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our stockholders.

     Ownership Limit. In order to assist the Company in maintaining its qualification as a REIT, the Company's charter contains certain provisions generally limiting the ownership of shares of capital stock by any single stockholder to 5% of the Company's outstanding common stock and/or 5% of any class or series of preferred stock. The federal tax laws include complex stock ownership and attribution rules that apply in determining whether a stockholder exceeds the ownership limits. These rules may cause a stockholder to be treated as owning stock that is actually owned by others, including family members and entities in which the stockholder has an ownership interest. The board of directors of the Company could waive this restriction if it were satisfied that ownership in excess of these ownership limits would not jeopardize our status as a REIT and the board otherwise decides that a waiver would be in the Company's interests. Capital stock acquired or transferred in breach of the ownership limit will be automatically transferred to a trust for the benefit of a designated charitable beneficiary.

     Maryland Law Provisions. Certain provisions of Maryland law applicable to the Company because it is a Maryland corporation prohibit 'business combinations' with any person that beneficially owns ten percent or more of the outstanding voting shares of the Company (an 'interested stockholder') or with an affiliate of the interested stockholder. These prohibitions last for five years after the most recent date on which the person became an interested stockholder. After the five-year period, a business combination with an interested stockholder must be approved by two super-majority stockholder votes unless, among other conditions, the Company's common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. The Company's board of directors has opted out of these business combination provisions. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving the Company. The Company's board of directors may, however, repeal this election in most cases and cause the Company to become subject to these provisions in the future. Being subject to the provisions could delay or prevent a change in control or other transaction involving the Company that might involve a premium price or otherwise be in the best interests of the Company's stockholders.

THE MARKET VALUE OF OUR SECURITIES CAN BE ADVERSELY AFFECTED BY MANY FACTORS

     As with any public company, a number of factors may adversely influence the public market price of our common stock, many of which are beyond our control. These factors include: the level of institutional interest in the Company; the perception of REITs generally, and REITs with portfolios similar to ours in particular, by market professionals, and the attractiveness of securities of REITs in comparison to other companies; our financial condition and performance, and the market's perception of our growth potential and potential future cash dividends; increases in market interest rates, which may lead investors to demand a higher annual yield from distributions by the Company in relation to the price paid for our stock; and the relatively low trading volume of shares of REITs in general, which tends to exacerbate a market trend with respect to our stock.

     Sales of a substantial number of shares of our stock, or the perception that such sales could occur, also could adversely affect prevailing market prices for our stock. In addition to the possibility that we may sell shares of our stock in a public offering at any time, we also may issue shares of common stock upon redemption of units of interest held by third parties in affiliated partnerships that we control, as well as upon exercise of stock options that we grant to our employees and others. All of these shares will be available for sale in the public markets from time to time. In addition, SC-USREALTY, our largest stockholder (owning more than one-third of our shares), has the right to sell its shares at any time, pursuant to registration rights granted to it in connection with its original investment in the Company.

OUR STATUS AS A REIT MAY RESULT IN RISKS FOR INVESTORS

     We believe that the Company has qualified for taxation as a REIT for federal income tax purposes, and we plan to continue to operate so that the Company meets the requirements for taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that the Company is a REIT requires an analysis of various factual matters and circumstances that may not be

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totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We also are required to distribute to our stockholders at least 95% of our REIT taxable income (excluding capital gains). The fact that we hold certain of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize the Company's REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

     If the Company fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted the Company relief under certain statutory provisions, it would remain disqualified as a REIT for four years following the year it first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments, debt service and dividends to stockholders. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

     Even if we qualify as a REIT, we are required to pay certain federal, state and local taxes on our income and property. For example, if the Company has net income from 'prohibited transactions,' that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction is dependent on the facts and circumstances related to that sale. While we have recently undertaken a significant number of asset sales, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by some of our affiliates, including OmniOffices, Carr Services, Inc. and CarrAmerica Development, is subject to federal and state corporate income tax. Similarly, the income of our affiliate, Omni UK, is subject to some foreign taxes.

     Federal tax laws prohibit REITs from owning more than 10% of the outstanding voting securities of any issuer that is not another REIT or a 'qualified REIT subsidiary.' The Clinton Administration's fiscal year 2000 budget proposal, announced February 1, 1999, includes a proposal that would change the 10% voting securities test to a 10% vote or value test. Under the proposal, a REIT would not be able to own more than 10% of the vote or value of the outstanding securities of any corporation, except for a qualified REIT subsidiary or another REIT. The proposal also contains an exception to the 5% and 10% asset tests that would allow a REIT to have 'taxable REIT subsidiaries,' including both 'qualified independent contractor subsidiaries,' which could perform noncustomary and other currently prohibited services for tenants and other customers, and 'qualified business subsidiaries,' which could undertake third-party management and development activities as well as other non-real estate related activities. Under the proposal, no more than 15% of a REIT's total assets could consist of taxable REIT subsidiaries and no more than 5% of a REIT's total assets could consist of qualified independent contractor subsidiaries. Under the budget proposal, a taxable REIT subsidiary would not be entitled to deduct any interest on debt funded directly or indirectly by the REIT. This proposal would be effective after the date of enactment and a REIT would be allowed to combine and convert existing corporate subsidiaries into taxable REIT subsidiaries tax-free prior to a certain date. A transition period would allow for conversion of existing corporate subsidiaries before the 10% vote or value test would become effective. For the Company's taxable years after the effective date of the proposal and after any applicable transition period, the 10% vote or value test would apply to the Company's ownership in the Company's operating subsidiaries, including OmniOffices not converted into taxable REIT subsidiaries. It is presently uncertain whether any proposal regarding REIT subsidiaries, including the budget proposal, will be enacted or, if enacted, what the terms, including the effective date, of such proposal will be.

OUR COMPANY IS NOT A SUITABLE INVESTMENT FOR FOREIGN INVESTORS

     Our charter contains provisions generally preventing foreign investors (other than SC-USREALTY and its affiliates) from acquiring additional shares of the Company's capital stock if the acquisition would cause us to fail to qualify as a domestically controlled REIT under the federal tax code. The application of such provisions could prevent a foreign investor from acquiring stock or cause stock that has been acquired to be reacquired automatically from the foreign investor by a designated charitable trust. Accordingly, acquisition of our capital stock would not likely be a suitable investment for foreign investors other than SC-USREALTY.

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FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE MAY HAVE ADVERSE EFFECTS ON THE COMPANY

     The year 2000 issue results from a programming convention in which computer programs use two digits rather than four to define the applicable year. Software and hardware may recognize a date using '00' as the year 1900, rather than the year 2000. Such an inability of computer programs to recognize a year that begins with '20' could result in business or building system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. We have undertaken a comprehensive program to address the year 2000 issue. Although our year 2000 efforts are intended to minimize the adverse effects of the year 2000 issue on its business operations, the actual effects of the year 2000 issue and the success or failure of our efforts may not be known until the year 2000 and later. Failure by the Company and its major vendors, other material service providers and material clients to address adequately their respective year 2000 issues in a timely manner (insofar as such issues relate to the Company's business) could have a material adverse effect on our business, results of operations and financial condition.

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